                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of August, 2001


             INVESTORLINKS.COM INC. (Formerly: Opus Minerals Inc.)
          -----------------------------------------------------------
                (Translation of registrant's name into English)


           Suite 203, 120 Front Street EastToronto, Ontario, M5A 4L9
           ---------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

               Form 20-F    X        Form 40-F  _________
                        ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                       Yes _________               No     X
                                                      ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82 ______________________________________


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          INVESTORLINKS.COM INC. (formerly Opus
                                          Minerals Inc.)


Date:    August 15, 2001              By: /s/ Sandra J. Hall
         ----------------                --------------------------------------
                                         Sandra J. Hall, Director and Secretary
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[LOGO OF EQUITY]

                August 7, 2001

                Dear Sir or Madam:

                RE: INVESTORLINKS.COM INC.

                We are pleased to confirm that copies of the following materials were mailed to shareholders on August 3, 2001

                1.  Proxy

                2. Notice of Special Meeting of Shareholders, Information Circular, Schedule "D" (API Electronics Group Inc. pro forma consolidated balance sheet as at May 31, 2001), API Electronics Group Inc. - notes to pro forma consolidated balance sheet as at May 31, 2001, Schedule "E' (API Electronics Inc. financial statements), Schedule "F" (Investorlinks.com Inc. financial statements), Schedule "G" (Quarter Report for Investorlinks.com Inc. for the nine month period ended January 31, 2001, Quarter Report for Investorlinks.com Inc. for the six month period ended October 31, 2000, and Quarter Report for Investorlinks.com Inc. for the three months ended July 31, 2000)

                3.  Proxy Return Envelope

                Yours Truly,
                EQUITY TRANSFER SERVICES INC

                "Rosa Vieira"

                Per:  Rosa Vieira
                      Officer, Client Services

         SUITE 420
  120 Adelaide Street West
      TORONTO, ONTARIO
          M5H 4C3
TELEPHONE (416) 361-0152
    FAX: (416) 361-0470
          EMAIL:
  info@equitytransfer.com